Filed by Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

March 30, 2016

Voya Investment Management

Client Talking Points

VY® Fidelity® VIP Equity-Income Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 26, 2016	VY® Fidelity® VIP Equity-Income Portfolio	VY® Invesco Growth and Income Portfolio

The Boards of Directors/Trustees (the “Board”) of VY® Fidelity® VIP Equity-Income Portfolio (the “Fidelity Equity-Income Portfolio”) and VY® Invesco Growth and Income Portfolio (“Invesco Growth and Income Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Fidelity® VIP Equity-Income Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 18, 2016, the Board approved a proposal to merge Fidelity Equity-Income Portfolio into Invesco Growth and Income Portfolio.
o	Shareholders of Fidelity Equity-Income Portfolio will be sent a combined proxy statement and prospectus on or about June 22, 2016.
o	A shareholder meeting will be held on or about August 9, 2016.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 26, 2016.
o	Fidelity Equity-Income Portfolio operates as a “feeder fund” which means it invests all of its assets in a separate mutual fund: the Service Class 2 shares of Fidelity® VIP Equity-Income Portfolio (“Master Fund”). Fidelity Equity-Income Portfolio has the same investment objective and limitations as the Master Fund in which it invests. FMR Co. Inc. serves as the sub-adviser to the Master Fund. Invesco Advisers, Inc. (“Invesco”) serves as sub-adviser to Invesco Growth and Income Portfolio. If the Merger is approved, shareholders of Fidelity Equity-Income Portfolio will become shareholders of Invesco Growth and Income Portfolio as of the close of business on or about August 26, 2016.

March 30, 2016

Client Talking Points

o	A prospectus supplement was filed on or about March 28, 2016 to notify shareholders of the changes.

▪	Why is the Merger proposed?
o	This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

▪	How do the Investment Objectives compare?
	Fidelity VIP Equity-Income Portfolio	Invesco Growth and Income Portfolio
Investment Objective	The Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio’s goal is to achieve a yield that exceeds the composite yield on the securities comprising the S&P 500 Index.	The Portfolio seeks long-term growth of capital and income.

▪	What is the experience of the Invesco Advisers, Inc. Team?

Invesco Growth and Income Portfolio is managed by the Invesco Advisers, Inc. team of Thomas Bastian, Brian Jurkash, Sergio Marcheli, James O. Roeder, and Matthew Titus.

Thomas Bastian, CFA

Lead Portfolio Manager

Mr. Bastian, CFA, Lead Portfolio Manager, joined Invesco in June 2010. Prior to that, Mr. Bastian was with Van Kampen Asset Management since 2003 and from 2001 to 2003, Mr. Bastian was a portfolio manager at Eagle Asset Management.

Brian Jurkash

Portfolio Manager

Mr. Jurkash, Portfolio Manager, has been associated with Invesco and/or its affiliates since 2000.

Sergio Marcheli

Portfolio Manager

Mr. Marcheli, Portfolio, joined Invesco in June 2010. Prior to that, Mr. Marcheli was with Van Kampen Asset Management since 2002.

James O. Roeder

Portfolio Manager

Mr. Roeder, Portfolio, joined Invesco in June 2010. Prior to that, Mr. Roeder was with Van Kampen Asset Management since 1999.

March 30, 2016

Client Talking Points

Matthew Titus

Portfolio Manager

Mr. Titus, Portfolio Manager, joined Invesco in 2016. Prior to that, Mr. Titus was with American Century Investments (2004-2016).

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Fidelity® VIP Equity-Income Portfolio with and into VY® Invesco Growth and Income Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of VY® Invesco Growth and Income Portfolio carefully before investing. For a free copy of the VY® Invesco Growth and Income Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

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